OCTOBER 2004
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SPENCE BRIEFING

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BACKGROUND

The Spence copper deposit was first discovered in 1996 during an exploration program conducted by Rio Algom Limited, which was subsequently purchased by Billiton Plc in October 2000. Since discovery, the deposit has been subject to several studies, with the current feasibility study being completed in July 2004. The future Spence Copper Project will consist of an open-cut mine and associated Leaching, Solvent Extraction and Electrowinning (SX-EW) processing facilities. The Spence project is 100% owned by BHP Billiton and will be included in the Base Metals Customer Sector Group's portfolio of assets.

GENERAL DESCRIPTION

The Spence deposit is located at an elevation of 1,700 meters above sea level in the arid Atacama Desert Region of northern Chile near the small community of Sierra Gorda. The project area lies directly beneath Highway 25, which is the primary road connecting Antofagasta (150 km) and Calama (50 km). Water pipelines, which supply the water needs of Antofagasta, also cross the project area and will be relocated to the southeast along with the highway as part of the project. The main freight railroad line lies just outside the project area to the southeast and does not require relocation.

The resource is a porphyry copper deposit of Upper Paleocene age and is completely covered by gravels and alluvium. The current resource evaluation of the deposit is based upon 133,234 meters of drilling information from 555 drill holes. The identified mineral resource in the deposit is comprised of both copper oxide and copper sulphide mineralisation.


N
IQUIQUE
Cerro Colorado
Collahuasi
I REGION
II REGION
BOLIVIA
PACIFIC OCEAN
Atacama Fault Zone
TOCOPILLA
CALAMA
SPENCE
San Pedro de Atacama
TROPIC OF CAPRICORN
ANTOFAGASTA
Mine Operation
BHPBilliton Interest
Escondida Norte
Escondida

The project scope includes the development of an open-cut mine and associated mine support facilities. The ore will be transported from the mine to a 50k tonne per day crushing plant that will run separate crushing campaigns for oxide and sulphide ores. Following crushing, ores will be agglomerated with sulphuric acid and conveyed to separate dynamic ("on-off") oxide and sulphide leach pads. Ore stacking and subsequent reclaiming after leaching will use mobile bridge conveyors, with the reclaimed spent ore transported to a disposal area.

The ores will be leached using similar technology and methods as currently employed by BHP Billiton at Cerro Colorado, Escondida, and Tintaya operations. The ensuing copper-rich pregnant leach solutions (PLS) will be collected and sent to separate oxide and sulphide solvent extraction stages for recovery.


Sierra Gorda
Project Area

The photo above shows a view looking southwest from the project area.


LITHOLOGY
MINTYPE
SIMBOLOGY
N 7480300
SECTION LOCATION
CIA. MINERA RIO CHILEX S.A.
SPENCE PROJECT - (SIERRA GORDA)
E-W SECTION
N 7480300

Shown above is a typical geologic section of the deposit.

The solvent extraction plant will have four trains in a series–parallel configuration. Each train will have two extraction stages for oxide PLS, two parallel extraction stages for sulphide PLS, one strip stage, one wash stage and one loaded organic tank. Copper will be electrowon from the resulting "Rich Electrolyte" solution on permanent stainless steel cathode blanks in an electrowinning tankhouse. Copper cathodes produced will then be harvested and transported through either of the ports of Antofagasta or Mejillones to be sold on the world market. The nominal capacity of the electrowinning plant is 200,000 tonnes of copper cathode per annum.


Waste
Dump
838 MT
Low
Grade
45.6 MT
(Potential
Dump
Leach)
Stock
Sulphides
25 MT
Stock
Oxides
11 MT
Stock
High
Grade
9 MT
Waste
Dump
70 MT

MAIN ELEMENTS AND CAPITAL COST

The investment will allow BHP Billiton to increase its position as one of the world's largest producers of copper, and increase its market proportion of cathode copper using SX/EW technology. It will also allow BHP Billiton to maximize long-term value through the investment in a low cost open-cut mine that utilizes leaching technologies. Total project capital is estimated to be US$990 million.

The investment scope includes:

- Mine equipment and facilities including:
  - Blast-hole drills
  - 70 cubic yard shovels
  - 23 cubic yard front-end loaders
  - 240 t class haul trucks
  - Auxiliary equipment (dozers, graders, water trucks and cable reeler)
  - Truck shop and other mine support facilities


LOW GRADE SULFIDE ORE DUMP
WASTE DUMP
OPEN PIT
LOW GRADE ORE DUMP LEACH
WASTE DUMP
OXIDE STOCK
SULFIDE STOCK
OXIDE STOCK
RIPIOS DUMP
OXIDE PADS
SULFIDE PADS
1 km

The plan above shows the final project layout.

- Processing facilities including:
  - Primary/Secondary/Tertiary crushing circuit: 50k tonne per day capacity .
  - Agglomeration circuit
  - Leaching circuits: Oxide ore (chemical leaching) and sulphide ore (bacterial leaching). Run-of-mine (ROM) dump leach pad for leaching low-grade and transitional sulphide material.
  - Solvent Extraction (SX) facilities
  - Electrowinning (EW) facilities
- Infrastructure and Utilities including:
  - Facilities for water, acid and reagents handling & storage
  - Construction & operations camp
  - Warehouse and administration facilities
  - Electrical power substations & distribution systems
  - Communications, fire protection & security systems
  - Sewage & waste disposal facilities

CONSTRUCTION PERIOD AND PROJECT LIFE

The Project will be developed on an Engineering, Procurement, and Construction Management (EPCM) contract basis.
The Company has entered into an agreement with Aker Kvaerner, as EPCM contractor, to provide EPCM, pre-commissioning services, and commissioning assistance. Construction of the facilities will follow a traditional construction management approach under the direction of a construction manager supported by an experienced staff. The construction period is expected to last 22 months.

MINING AND RESERVE

The mine will operate over a 19-year mine life which includes 15 months of pre-stripping to expose first ore. During the pre-stripping period, 78 million tonnes of material is scheduled to be mined, followed by ongoing operations with an ex-pit mining rate averaging 93 million tonnes per annum during the first eleven years. This rate will drop to an average of 20 million tonnes per annum over the remaining life, as waste removal requirements are minimal. Mining will be accomplished using conventional open-pit mining equipment including blast-hole drills, electric shovels, front-end loaders, 240 ton haul trucks and various complementary production support equipment.

Proven and Probable ore reserves for the Spence orebody are estimated to be 310 million tonnes of copper ore with an average total copper grade of 1.14% at a total copper cut-off grade of 0.30%. These ore reserves are divided between 79 million tonnes of heap leach oxide ore at a grade of 1.18% total copper and

0.88% acid soluble copper, and 231 million tonnes of heap leach sulphide ore at a grade of 1.13% total copper, both at a total copper cut-off of 0.3%. The break down of proven and probable ore reserve categories is presented below.

STRATEGIC FIT AND VALUE DRIVERS

Spence expands BHP Billiton's production base in large-scale, low-cost and low-risk copper mining and processing and increases the proportion of copper the company produces directly from ores as metal, compared with that contained in concentrate. The key drivers of economic value from this investment can be summarized as follows:

- Large, high-grade, leachable copper orebody occurring at a shallow depth below the topographic surface.
- Location and existing infrastructure: Approximately 50 km southwest of Calama, alongside main highway, rail line and water pipeline connecting Calama and Antofagasta. Electrical power grid substation approximately 67 km from project.
- Opportunity to leverage off previous South American SX-EW project experience: Tintaya Oxide, Cerro Colorado, Escondida Oxide.
- Opportunities to reduce and maintain costs through participation in regional group procurement of bulk commodities for other large-scale South American mining operations.

POLITICAL ENVIRONMENT

Chile is currently undergoing a political debate around its mining investment and taxation framework. BHP Billiton has agreed to this further investment based on their long-term presence in the country, the confidence in the national political parties' ability to reach reasonable outcomes, the clarity of their rights as investors under the Chilean legal framework, and the fact that the project adds substantial economic and social benefits to the state of Chile. In addition, the Spence Project falls under the protection of the Legislative Decree 600 (DL600) Foreign Investment Statute, which provides fiscal protection to foreign investors.

MARKETING

Chile is located such that shipment of copper cathode to all of the consuming regions of the world is possible and economical. It is anticipated that copper cathode produced from the Spence Project will be shipped to fabricators of copper, such as wire, rod and tube manufacturers, in Asia, Europe, North and South America. Prices for this product will reflect those set by the major international commodity exchanges whilst premiums will be negotiated with buyers.

Ore Reserve (at 0.3% TCu Cut-off)	Reserve Category	Million Tonnes	% Total Copper	% Acid Soluble Copper
Oxide Ore	Proven Probable	40 38	1.35 1.01	1.00 0.76
	Proven + Probable	79	1.18	0.88
Sulphide Ore	Proven Probable	107 124	1.38 0.92	na
	Proven + Probable	231	1.13	na
Total Ore	Proven + Probable	310	1.14	na

All tonnes and grade information has been rounded; hence small differences may be present in the totals

[1] The information upon which this press release is founded and which relates to Spence Ore Reserves is based on information compiled by Mr. Paul Satchwell, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Satchwell is employed by Mining Technical Services International S.A. He has sufficient experience with the estimation, assessment, evaluation and economic extraction of large-scale copper mining operations and projects. This experience is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking, and as such he qualifies as a Competent Person as defined in the 1999 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Satchwell consents to the inclusion in this document of the matters based on their information in the form and context in which it appears.

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